Exhibit E

Execution Version

OPTION AGREEMENT

THIS OPTION AGREEMENT (this “Agreement”), dated as of May 18, 2021, is made by and between DD Global Holdings Limited (the “Seller”) and AFV Partners LLC, a Delaware limited liability company (the “Buyer”).

WHEREAS, as of the date of this Agreement, the Seller owns certain shares of capital stock of Canoo Inc. (“Canoo”) as a result of the closing of the Business Combination (as defined below) and, prior to the closing of the Business Combination, Canoo was known as Hennessy Capital Acquisition Corp. IV;

WHEREAS, on August, 17, 2020, Hennessy Capital Acquisition Corp. IV, a Delaware corporation (“HCAC”), two of its wholly owned subsidiaries and Canoo Holdings Ltd. entered into a Merger Agreement and Plan of Reorganization (the “Merger Agreement”), pursuant to which Canoo Technologies Inc. (previously known as Canoo Inc.) became a wholly owned subsidiary of HCAC (now known as Canoo Inc.) through the consummation of a series of mergers (such mergers, collectively with the other transactions described in the Merger Agreement, the “Business Combination”);

WHEREAS, the aggregate merger consideration paid to shareholders of Canoo Holdings Ltd. upon the closing of the Business Combination (the date of such closing, the “Closing Date”) consisted of 175,000,000 newly issued shares of HCAC Class A Common Stock, par value $0.0001 per share (following the Business Combination, “Canoo Inc Common Stock”), valued at $10.00 per share and up to an additional 15,000,000 shares of Canoo Inc Common Stock; and

WHEREAS, the Seller now agrees to grant the Buyer the option to purchase shares of Canoo Inc. Common Stock, which shall be freely tradeable following the expiration of the 180 day lock up period (the “Lock Up Period”), which commenced on the Closing Date.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto hereby agree as follows:

1. Option Grant. The Seller hereby grants to the Buyer an option (the “Option”) to purchase up to 2,400,000 shares of Canoo Inc Common Stock (“Option Shares”), whether or not held by the Seller at the time of Buyer’s exercise of such option, for a purchase price of $5.83 per Option Share (the “Per Share Exercise Price”), subject to the terms, conditions and adjustments set forth herein. Upon exercise of the Option, the Seller shall deliver the Option Shares to the Buyer and to otherwise comply with all terms of this Agreement.

2. Exercise. The Option will be exercisable by the Buyer beginning as of the date hereof and will expire at the close of business of Canoo on the third anniversary of the expiration of the Lock Up Period. For the avoidance of doubt, the Seller shall be obligated to deliver the Option Shares pursuant to the Buyer’s exercise of the Option irrespective of whether it holds any shares of Canoo Inc Common Stock at the time of such exercise but subject to (i) any prior regulatory approval such as, for example, by the CFIUS Monitoring Agencies, if required and (ii) evidence that at the time of the exercising the Option under this Agreement the Buyer has also exercised its option under the option agreement with Remarkable Views Consultants Ltd., of even date herewith, by an amount of Option Shares at the Per Share Exercise Price that equals 50% of the number of Option Shares exercised under this Agreement. Notwithstanding the foregoing, if the exercise of the Option is delayed due to any required regulatory approval, the expiration date for exercise of the Option will be automatically extended by the number of days of such delay, plus 30 days.

3. Adjustments. If Canoo shall, at any time or from time to time, after the Closing Date, but prior to the exercise of the Option and delivery of the Option Shares to the Buyer, effect a subdivision, stock split, stock dividend, reorganization, combination, recapitalization or similar transaction affecting the outstanding shares of Canoo Inc Common Stock, then the number of Option Shares and the Per Share Exercise Price shall be equitably adjusted for such subdivision, stock split, stock dividend, reorganization, combination, recapitalization or similar transaction. Any adjustment under this Section 3 shall become effective at the close of business of Canoo on the date such subdivision, stock split, stock dividend, reorganization, combination, recapitalization or similar transaction becomes effective. If Canoo, at any time while the Option is outstanding and unexpired, shall pay a dividend or make a distribution in cash, securities or other assets to the holders of the Canoo Inc Common Stock on account of such shares of Canoo Inc Common Stock (any such event being referred to herein as a “Dividend”), then the Per Share Exercise Price shall be decreased, effective as of the effective date of such Dividend, by the amount of cash and/or the fair market value (as determined in good faith by the board of directors of Canoo) of any securities or other assets paid to each share of Canoo Inc Common Stock in respect of such Dividend.

4. Payment. Subject to the provisions of this Agreement, the Option may be exercised by the Buyer upon its delivery to the Seller of (i) a written election to purchase the Option Shares (or a portion thereof) pursuant to its exercise of the Option, executed by the Buyer (“Election to Purchase”), and (ii) payment in full of the Per Share Exercise Price for each full Option Share as to which the Option is exercised, as follows:

(a) by wire transfer to the Seller (as directed in writing by the Sellers); or

(b) on a “cashless basis,” by surrendering the right to purchase a number of Option Shares equal to the quotient obtained by dividing (x) the product of (I) the number of Option Shares identified by the Buyer in the Election to Purchase multiplied by (II) the Per Share Exercise Price, by (y) the Fair Market Value. Solely for purposes of this Section 4(b), the “Fair Market Value” shall mean the average last reported sale price of Canoo Inc Common Stock for the ten trading days ending on the third trading day prior to the date on which the Election to Purchase is delivered by the Buyer to the Seller. By way of example, if the Buyer provides an Election to Purchase for 1,000 Option Shares and the Fair Market Value is $20, then the Buyer would surrender the right to purchase 291.5 Option Shares (1,000 times $5.83 divided by $20), and the Seller would deliver 708.5 Option Shares to the Buyer without any additional payment.

5. Replacement of Securities upon Reorganization, etc. In the case of any reclassification or reorganization of the outstanding shares of Canoo Inc Common Stock, or in the case of any merger or consolidation of Canoo with or into another entity or conversion of Canoo into another form of entity (other than a consolidation or merger in which Canoo is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding shares of Canoo Inc Common Stock), or in the case of any sale or conveyance to another entity of the assets or other property of Canoo as an entirety or substantially as an entirety in connection with which Canoo is dissolved, the Buyer shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in this Agreement and in lieu of the Option Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the Buyer would have received if the Buyer had exercised the Option immediately prior to such event.

6. Other Events. In case any event shall occur affecting Canoo as to which none of the provisions of the preceding sections of this Agreement are strictly applicable, but which would require an adjustment to the terms of the Option in order to (i) avoid an adverse impact on the Option and (ii) effectuate the intent and purpose of this Agreement, then, the Seller and the Buyer shall jointly appoint a firm of independent public accountants, investment banking or other appraisal firm of recognized national standing, which shall give its opinion as to whether or not any adjustment to the rights under this Agreement are necessary to effectuate the intent and purpose of this Agreement and, if such firm determines that an adjustment is necessary, then the Seller and the Buyer shall adjust the terms of this Agreement in a manner that is consistent with the adjustment recommended in such opinion.

7. Miscellaneous Provisions.

7.1 Successors. All the covenants and provisions of this Agreement by or for the benefit of the Seller or the Buyer shall bind and inure to the benefit of their respective successors and assigns.

7.2 Notices. Any notice, statement or demand authorized by this Agreement to be given or made by the Seller or by the Buyer shall be sufficiently given when so delivered if by hand, e-mail or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is provided by such party), as follows:

To the Seller:

DD Global Holdings Limited

Vistra Corporate Services Centre,

Wickhams Cay II,

Road Town, Tortola VG 1110, BVI

Attn: Management

To the Buyer:

AFV Partners, LLC

2126 Hamilton Drive

Suite 260

Argyle TX 76226

Attn: Anthony Aquila

7.3 Applicable Law. The validity, interpretation, and performance of this Agreement shall be governed in all respects by the laws of the State of Delaware, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Seller and the Buyer each agree that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of Delaware or the United States District Court for the District of Delaware, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Seller and the Buyer each hereby waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

7.4 Counterparts. This Agreement may be executed in any number of original, PDF or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

7.5 Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

7.6 Amendments. This Agreement may be amended only in writing by the Seller and the Buyer.

7.7 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

SELLER:

DD Global Holdings Limited

By:	/s/ Li Pak Tam
Name:	Li Pak Tam
Title:	Director

BUYER:

AFV PARTNERS LLC

By:	/s/ Anthony Aquila
Name:	Anthony Aquila
Title:	Manager

[Signature Page to Option Agreement]